UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yulong Eco-Materials Limited (the “Company”), a Cayman Islands exempted company, received a notice from the Nasdaq Hearings Panel (the “Panel”) on July 7, 2017 indicating that it has determined to suspend the Company’s ordinary shares, from trading on The Nasdaq Stock Market, effective at the open of business on July 11, 2017. As a result of the notice, the Company's ordinary shares are currently trading on the OTC Pink marketplace under the symbol “YECOF.” For quotes or additional information on the OTC Pink market, visit http://www.otcmarkets.com.

The Company has a right to appeal the Panel’s determination. The Company has not yet decided whether to request a review of the decision by the Nasdaq Listing and Hearing Review Council. The right to request the review expires on July 24, 2017. In the event the Company does not appeal or the appeal is unsuccessful, Nasdaq will effect the delisting of the Company’s securities by filing a Form 25-NSE (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) after applicable appeal periods have lapsed.

As previously reported, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. Notwithstanding the Panel’s determination, the Company expects to file its annual report for the fiscal year ended June 30, 2016 and quarterly reports for fiscal periods ended September 30, 2016 and December 31, 2016 as soon as possible. and apply to be quoted on the OTCQB market after these delinquent filings are completed.

Quotation of the Company’s ordinary shares on the OTC Pink market may result in a less liquid trading market and more volatility in the trading price for the ordinary shares. There can be no assurance that a liquid trading market for the Company’s ordinary shares will develop while it is quoted in the over-the-counter market.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: July 11, 2017	By:	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer

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